

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Jiande Chen
Chief Executive Officer
Redwoods Acquisition Corp.
1115 Broadway, 12th Floor
New York, NY 10106

   Re: Redwoods Acquisition Corp.
    Amendment No. 6 to Registration Statement on Form S-4
    Filed February 7, 2024
    File No. 333-273748

Dear Jiande Chen:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-4

U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders of ANEW Common Stock, page 102

1. We note your statement that "If the Business Combination qualifies either as a tax-deferred reorganization under Section 368(a) of the Code or as a tax-deferred contribution under Section 351(a) of the Code," then certain tax consequences will result. Please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization or a tax-deferred contribution. The opinion cannot assume the tax consequence at issue. Also, state in your disclosure here that the discussion is the opinion of tax counsel and identify counsel. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Exhibits

2.   It appears that you have filed a "short-form" tax opinion as Exhibit 8.1. Please have counsel revise the opinion to state clearly that the referenced disclosure is the opinion of counsel. In addition, whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Please contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Giovanni Caruso, Esq.